SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                                RSV BANCORP, INC.
                     --------------------------------------
                            (Name of Subject Company)

                                RSV BANCORP, INC.
                     --------------------------------------
                       (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   74975M 10 7
                     --------------------------------------
                      (CUSIP Number of Class of Securities)

                               Mr. Gerard R. Kunic
                                    President
               2000 Mt. Troy Road, Pittsburgh, Pennsylvania 15212
                                 (412) 322-6107
                     --------------------------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                             Samuel J. Malizia, Esq.
                             Joan S. Guilfoyle, Esq.
                            Malizia Spidi & Fisch, PC
                   1100 New York Avenue, N.W., Suite 340 West
                             Washington, D.C. 20005
                                 (202) 434-4660

--------------------------------------------------------------------------------

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

TRANSACTION                                  AMOUNT OF
VALUATION*: $3,838,000                       FILING FEE: $768.00
-------------------------------------------- -----------------------------------

* Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 202,000 shares of Common Stock, par value $.10 per share, at the maximum tender offer price of $19.00 per share in cash.

[X]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:    $768.00.         Filing Party: RSV Bancorp, Inc..
Form or Registration No.:  Schedule TO-I.   Date Filed:   September 14, 2004.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party  tender offer  subject to Rule 14d-1.  [X] issuer  tender offer subject to Rule 13e-4.
[ ] going-private  transaction subject to Rule 13e-3.   [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

                                   SCHEDULE TO

         This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed on September 14, 2004 relating to the issuer tender offer of RSV Bancorp, Inc., a Pennsylvania corporation, to purchase up to 202,000 shares of its common stock, $0.10 par value per share. RSV Bancorp, Inc. is offering to purchase these shares at a price not greater than $19.00 nor less than $17.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Amendment No. 1 to Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

         The information in the Offer to Purchase and the related Letter of Transmittal, as amended, is incorporated in this Amendment No. 1 to Tender Offer Statement on Schedule TO by reference to all of the applicable items in the Schedule TO, except that the information in the Offer to Purchase and Letter of Transmittal is hereby amended to the extent specifically provided herein.

ITEM 1.  SUMMARY TERM SHEET.

         The penultimate sentence of the fourth paragraph in the response to the question "What is the Purchase Price?" is hereby amended to read as follows:

         "You should understand that this election could result in your shares being purchased at the minimum price of $17.00 per share which may be less than the price you would receive if you sold your shares in the open market."

         The third sentence of the response to the question "What is a Recent Market Price of My RSV Bancorp Shares" is hereby amended to read as follows:

         "On September 13, 2004, the last trading day prior to commencement of our offer, the closing sale price of our common stock on the OTC Bulletin Board was $17.95."

ITEM 4.           TERMS OF THE TRANSACTION.

(a)      Material Terms

         The last sentence of the penultimate paragraph on the inside front cover of the Offer to Purchase is hereby amended to read as follows:

         "Note that this election could result in your shares being purchased at
         -----------------------------------------------------------------------
         the minimum  price of $17.00 per share which may be less than the price
         -----------------------------------------------------------------------
         you would receive if you sold your shares in the open market."
         ------------------------------------------------------------

         The last sentence of the third paragraph under "Section 1. Number of Shares; Price; Priority of Purchase--General" is hereby amended to read as follows:

         "You should understand that this election could result in your shares being purchased at the minimum price of $17.00 per share which may be less than the price you would receive if you sold your shares in the open market."

         The last sentence of the first bullet point in the second paragraph under "Section 3. Procedures for Tendering Shares -Proper Tender of Shares" is hereby amended to read as follows:

         "Note that this election could result in your shares being purchased at
         -----------------------------------------------------------------------
         the minimum  price of $17.00 per share which may be less than the price
         -----------------------------------------------------------------------
         you would receive if you sold your shares in the open market."
         --------------------------------------------------------------

         The ninth bullet point in the first paragraph under "Section 7. Conditions to our Offer" is amended to read as follows:

         "o any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular, that, in our reasonable judgment, might materially and negatively affect, the extension of credit by banks or other lending institutions in the United States;"

         The last paragraph under "Section 15. Federal Income Tax Consequences" is hereby amended to delete the first sentence thereof.

         (b) The third paragraph under "Section 3. Procedures for Tendering Shares--Employee Benefit Plans" is hereby amended to read as follows:

                  "We are not offering, as part of the offer, to purchase any of the options or restricted shares outstanding or held under the Stock Plans and tenders of such options or shares will not be accepted. In no event are any options or shares held under the Stock Plans to be delivered to the depositary in connection with a tender of shares hereunder. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the offer are not purchased in the offer for any reason."

ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Paragraph 6 of "Section 2. Purposes of the Offer; Certain Effects of the Offer" is hereby amended to add a third bullet point to read as follows:

         "o Due to increases in the market price for our common stock above the minimum price offered in this offer, depending on the price at which a stockholder tenders in this offer and the ultimate purchase price paid, it is possible that a stockholder who tenders in this offer may receive less than would have been received in an open market sale."

ITEM 7.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The second paragraph of "Section 9. Source and Amount of Funds" is hereby amended to read as follows:

                  "RSV Bancorp will fund the purchase of shares and related expenses through cash on hand, the liquidation of securities and/or a dividend from the Bank to RSV Bancorp in the amount of up to $3.0 million."

ITEM 11.          ADDITIONAL INFORMATION.

(b)      Other Material Information.

         The "Odd Lots" box on the Letter of Transmittal is hereby amended to read as follows:

         "This Section is to be completed ONLY if Shares are being tendered by or on behalf of a person owning beneficially and who continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares.

         The undersigned either (check one box):

         [ ] was the beneficial owner and continues to be the beneficial owner as of the Expiration Date, of an aggregate of fewer than 100 Shares, all of which are being tendered, or

         [ ] is a broker, dealer, commercial bank, trust company or other nominee that (i) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each beneficial owner, that the beneficial owner owned beneficially and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares, and is tendering all of those Shares.

         The first sentence of Instruction 9 of the Letter of Transmittal is hereby by amended to read as follows:

         "9. ODD LOTS. As described in the Offer to Purchase, if fewer than all Shares validly tendered at or below the purchase price and not withdrawn on or prior to the Expiration Date are to be purchased, the Shares purchased first will consist of all Shares tendered by any stockholder who owned beneficially and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares and who validly and unconditionally tendered all the Shares at or below the purchase price, including by not designating a purchase price as described above."

         Instruction 4 of the Letter of Transmittal is hereby amended to replace the phrase "as promptly as practicable" with "promptly."

ITEM 12.          EXHIBITS.

         (a)(1)(i) Offer to Purchase, dated September 14, 2004.*

         (a)(1)(ii) Letter of Transmittal.*

         (a)(1)(iii)  Instruction Form for Shares Held by 401(k) Plan.*
         (a)(2)       None.
         (a)(3)       None.
         (a)(4)       None
         (a)(5)(i)    Notice of Guaranteed Delivery.*
         (a)(5)(ii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
         (a)(5)(iii) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.*
         (a)(5)(iv) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
         (a)(5)(vi) Letter to Stockholders of the Corporation, dated September 14, 2004, from Gerard R. Kunic, President.*
         (a)(5)(vii)  Text of Press Release issued by the Corporation, dated
                        September 14, 2004.*
         (a)(5)(viii) Text of Press Release issued by the Corporation, dated
                        October 1, 2004
         (b) Not applicable.
         (d) Not applicable.
         (g) Not applicable.
         (h) Not applicable.
         -----
         *   Previously filed

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2004.


                                       RSV BANCORP, INC.



                                       By:/s/ Gerard R. Kunic
                                          --------------------------------
                                          Gerard R. Kunic
                                          President